EXHIBIT 99.1

Brookfield Corporation Announces Pricing of $550 Million Notes Offering

BROOKFIELD, NEWS, June 07, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced the pricing of a public offering of $550 million principal amount of senior notes due 2033 (the “notes”), which will bear interest at a rate of 6.087% per annum.

The notes will be issued by Brookfield Capital Finance LLC, an indirect 100% owned subsidiary of Brookfield, and will be fully and unconditionally guaranteed by Brookfield. The net proceeds from the sale of the notes will be used to fund the early redemption of senior unsecured notes due April 1, 2024 of Brookfield Finance Inc. and Brookfield Finance LLC. The offering is expected to close on or about June 14, 2023 subject to the satisfaction of customary closing conditions.

The notes are being offered under Brookfield and the issuer’s existing base shelf prospectus filed in the United States and Canada. In the United States, the notes are being offered pursuant to an effective registration statement filed by Brookfield and the issuer with the U.S. Securities and Exchange Commission on September 2, 2022 and amended on September 16, 2022. The offering is being made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 Attn.: Prospectus Group Telephone: 1-800-503-4611 Email: prospectus.CPDG@db.com	Wells Fargo Securities, LLC 608 2nd Avenue South, Suite 1000 Minneapolis, MN 55402 Attn.: WFS Customer Service Telephone: 1-800-645-3751 Email: wfscustomerservice@wellsfargo.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn an annualized return of 15%+ for our shareholders.

Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

We employ a disciplined investment approach, leveraging our global reach and the scale and flexibility of our capital, to identify proprietary opportunities to invest on a value basis. We then utilize our deep operating expertise, based on our 100+ year history as an owner and operator of real assets, to grow cash flows and create value in each of our businesses to generate strong risk-adjusted returns across market cycles.

For more information, please contact:

Communications & Media Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the perception of historical trends, current conditions and expected future developments, of Brookfield, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change.

Forward-looking statements in this news release include statements with respect to the offering, the use of proceeds from the offering and the expected closing date of the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.